Exhibit 99.1

LATAM transported 6.3 million passengers in September,
12.9% more than the same period in 2022

●	These results were partially driven by the reopening of the Santiago-Melbourne and Sao Paulo-Johannesburg routes.

October 12, 2023 - Today LATAM group reported its traffic figures for September, in which the total number of passengers transported increased 12.9% compared to the same period in 2022, reaching 6.3 million passengers. During this month, the reopening of both the Santiago - Melbourne and the Sao Paulo - Johannesburg routes stood out.

So far this year, the total number of passengers transported reached 53.8 million, an increase of 18.8% compared to the January - September period 2022.

Operational statistics for September 2023

LATAM group operations, measured in available seats-kilometers (ASK), grew 16.4% compared to September 2022, and during the first nine months of 2023, capacity increased 22.8% compared to the same period in 2022, mainly explained by a greater capacity offered in the international segment.

Passenger traffic measured in revenue passenger-kilometers (RPK) increased by 17.7% compared to the same month of 2022, with a 36.2% increase in international traffic. Between January and September of this year, demand increased by 24.4%.

Regarding cargo operations, capacity measured in available ton-kilometers (ATK) increased by 10.8% compared to September 2022, reaching 5,545 million available ton-kilometers during the first nine months of 2023.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the traffic activity for the month and year to date as of September 2023 for the main LATAM business units:

LATAM GROUP OPERATIONS	September			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	9,735	8,268	17.7%	82,793	66,575	24.4%
DOMESTIC SSC (1)	1,687	1,537	9.8%	14,785	14,046	5.3%
DOMESTIC BRAZIL (2)	2,934	2,975	-1.4%	26,651	23,639	12.7%
INTERNATIONAL (3)	5,114	3,756	36.2%	41,357	28,890	43.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,553	9,927	16.4%	100,550	81,881	22.8%
DOMESTIC SSC (1)	2,068	1,879	10.0%	18,160	17,376	4.5%
DOMESTIC BRAZIL (2)	3,589	3,608	-0.5%	33,368	29,723	12.3%
INTERNATIONAL (3)	5,896	4,439	32.8%	49,022	34,782	40.9%

PASSENGER LOAD FACTOR
SYSTEM	84.3%	83.3%	1.0pp	82.3%	81.3%	1.0pp
DOMESTIC SSC (1)	81.6%	81.8%	-0.2pp	81.4%	80.8%	0.6pp
DOMESTIC BRAZIL (2)	81.7%	82.5%	-0.7pp	79.9%	79.5%	0.3pp
INTERNATIONAL (3)	86.7%	84.6%	2.1pp	84.4%	83.1%	1.3pp

PASSENGER BOARDED (thousand)
SYSTEM	6,263	5,545	12.9%	53,815	45,313	18.8%
DOMESTIC SSC (1)	2,379	2,108	12.8%	20,184	18,708	7.9%
DOMESTIC BRAZIL (2)	2,742	2,635	4.1%	24,325	20,658	17.7%
INTERNATIONAL (3)	1,142	802	42.3%	9,307	5,947	56.5%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	297	293	1.6%	2,680	2,580	3.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	591	533	10.8%	5,245	4,514	16.2%

CARGO LOAD FACTOR
SYSTEM	50.4%	54.9%	-4.5pp	51.1%	57.2%	-6.1pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3